TOUCHPOINT GROUP HOLDINGS, INC.

4300 Biscayne Blvd, Suite 203

Miami, Florida 33137

January 12, 2022

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Erin Donahue, Esq.

Re:	Touchpoint Group Holdings, Inc. Registration Statement on Form S-1 File No. 333-262040

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Touchpoint Group Holdings, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-262020) (the "Registration Statement"), be declared effective at 4:00 p.m. (Washington D.C. time), on January 14, 2022, or as soon thereafter as practicable.

Please call Vincent J. McGill at (516) 220-6569 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Martin Ward
Martin Ward
Chief Financial Officer